Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Amendment No. 1 to Registration Statement No. 333-129357 of our report dated March 29, 2005 (October 11, 2005 as to the effects of the restatements discussed in the first three paragraphs in Note 11) (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the Company’s ability to continue as a going concern and the restatements of the December 31, 2004, 2003 and 2002 consolidated financial statements) appearing in the Prospectus, which is part of this Registration Statement.
We also consent to the reference to us under the headings “Experts” and “Change in Independent Registered Public Accounting Firm” in such Prospectus.
/s/ DELOITTE & TOUCHE LLP
Parsippany, New Jersey
November 9, 2005